Mail Stop 4561

January 19, 2007

Craig Nagasugi
Chief Executive Officer
Digital Learning Management Corp.
680 Langsdorf Drive
Suite 203
Fullerton, CA 92831

Re: Digital Learning Management Corporation
        Information Statement on Schedule 14C
        Filed on January 4, 2007
        File No. 0-25375

Dear Mr. Nagasugi:

        We have limited review of the above-referenced filing to matters concerning the reverse stock split and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

General

1. A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, supplementally advise of the basis for your belief that a Schedule 14C information statement is the appropriate schedule to be filed. In this regard, you disclose that shareholders holding 43,307,216 shares of common stock have consented in writing to the proposed actions. However, your largest shareholder only owns 29.35% of your outstanding common stock.

Accordingly, explain each shareholder's relationship with the company and the circumstances under which they consented to the actions set forth in your information statement. Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Are you or your shareholders relying on an exemption from solicitation or believe that there was no solicitation?

Cover Page

2. In light of the above comment, if you continue to believe that Schedule 14C is the proper form, and because the proposals set forth in the Information Statement are not being voted upon but have been approved by written consent of stockholders owning a majority of the issued and outstanding shares, please revise the language in Proposal 3 to refer to the approval by stockholders of the Share Exchange Agreement rather than refer to a "vote in favor" of the Agreement.

Action 1 and 2: Purpose and Effect of Reverse Split of Common Stock

3. Please revise the heading of this section to reflect the two actions to be taken, which include amending the Certificate of Incorporation. Furthermore, include a discussion of the proposal to amend the Certificate of Incorporation.

4. We note that because you do not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. In this regard, please include a table identifying (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved; and (c) the number shares authorized and unreserved before and after the reverse split based on at least the lowest and highest proposed ratios of two and five to one.

5. Further, with regard to the effective increase in authorized shares, please state whether the company has any current plans, proposals or arrangements to issue the additional shares. For instance, does the company intend to use the additional shares to purchase the shares of Yongxin?

6. We note the parenthetical phrase on page 4 that shareholders will receive one whole share for a fractional share interest. Please expand your discussion of Proposal 1 to include a materially complete discussion addressing the treatment of fractional shares.

7. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

Action 2: Share Exchange Agreement

8. It appears that the share exchange agreement falls under paragraphs (2) and 3) of Item 14 of Schedule 14A. As such, please revise the document to provide all of the information required by Item 14 of Schedule 14A with your next amendment. This disclosure should include a complete discussion of the negotiation and terms of the share exchange agreement. See paragraph (b)(7) of Item 14. Additionally, we specifically note that the financial statements required by Item 14 of Schedule 14A must also be provided.

9. We note your disclosure on page 5 that "[t]he closing of the transaction is subject to numerous preconditions including the effectuation of the reverse split described herein and the settlement or conversion of certain debt of the Company." Please provide a materially complete description of the "numerous preconditions," including information about the "settlement or conversion of certain debt of the Company."

10. Please revise the heading to reflect that this is the third action to be taken.

Security Ownership of Principal Stockholders and Management

11. Please revise your information statement to also include the security ownership of principal stockholders and management after the share exchange with Yongxin.

Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or Jeffrey Werbitt at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 561-514-0832
        Laura Anthony